510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
Date: March 19, 2019

To: All Canadian Securities Regulatory Authorities
Subject: SIERRA WIRELESS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting :	April 15, 2019
Record Date for Voting (if applicable) :	April 15, 2019
Beneficial Ownership Determination Date :	April 15, 2019
Meeting Date :	May 23, 2019
Meeting Location (if available) :	Richmond, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	826516106	CA8265161064

Sincerely,

Computershare
Agent for SIERRA WIRELESS INC.